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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Pride International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74153Q102

(Cusip Number)

Thomas R. Denison, Esq -
First Reserve Corporation,
One Lafayette Place
Greenwich, CT 06830
(203) 625-2520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74153Q102			Schedule 13D	Page 2 of 17 Pages

1.	Name of Reporting Person: First Reserve Corporation		I.R.S. Identification Nos. of above persons (entities only): I.R.S. No.: 06-1210123

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,355,906

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,355,906

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,355,906

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.6%

14.	Type of Reporting Person (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 3 of 17 Pages

1.	Name of Reporting Person: First Reserve Fund VII, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): I.R.S. No.: 06-1457408

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 804,438

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 804,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 804,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 4 of 17 Pages

1.	Name of Reporting Person: First Reserve Fund VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): I.R.S. No.: 06-1507364

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 9,549,168

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 9,549,168

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,549,168

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 5 of 17 Pages

1.	Name of Reporting Person: First Reserve GP VII, L.P.		I.R.S. Identification Nos. of above persons (entities only): I.R.S. No.: 06-1520256

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 804,438

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 804,438

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 804,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 6 of 17 Pages

1.	Name of Reporting Person: First Reserve GP VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): I.R.S. No.: 06-1507318

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 9,549,168

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 9,549,168

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,549,168

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 7 of 17 Pages

1.	Name of Reporting Person: First Reserve Fund IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 6,695,795

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 6,695,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,695,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 8 of 17 Pages

1.	Name of Reporting Person: First Reserve GP IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 3

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 6,695,795

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 6,695,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,695,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74153Q102			Schedule 13D	Page 9 of 17 Pages

1.	Name of Reporting Person: First Reserve GP IX, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-209254 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 6,695,795

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 6,695,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,695,795

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 6 (this “Amendment”) to the statement on Schedule 13D is filed by First Reserve Fund VII, Limited Partnership (“Fund VII”), First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve Fund IX, L.P. (“Fund IX”), First Reserve GP VII, L.P. (“GP VII”), First Reserve GP VIII, L.P. (“GP VIII”), First Reserve GP IX, L.P. (“Fund IX”), First Reserve Corporation (“FRC”), and First Reserve GP IX, Inc. (“GP IX, Inc.”, collectively with Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, and FRC, the “Reporting Persons”). This Amendment amends the statement on Schedule 13D originally filed on July 26, 1999, by Fund VII, Fund VIII, GP VII, GP VIII, and FRC, and relates to the Common Stock, no par value per share (the “Common Stock”), of Pride International, Inc., a Delaware corporation (“Pride” or the “Company”). That Schedule 13D, as previously amended, is hereby further amended as set forth below.

Item 4. Purpose of the Transaction.

     The text of Item 4 is hereby amended by adding the following language:

     Between December 21, 2004 and December 30, 2004, the Reporting Persons sold an aggregate of 1,439,300 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. All of these shares were sold by the Reporting Persons through broker’s transactions at a price of between $20.00 and $20.0441 per share. Each of the sales on these dates is individually listed in Item 5(c) of this statement on Schedule 13D, as hereby amended. The sale of all of these shares, as well as all previous sales of Common Stock by the Reporting Persons earlier in 2004 (which previous sales were reported in Amendment 5 to this statement on Schedule 13D, filed on October 19, 2004), were made pursuant to the provisions of Rule 10b5-1(c).

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby deleted in its entirety and replaced with the following:

     (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

     The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:

Reporting Person	Shares Beneficially Owned		Percentage of Class (7)
Fund VII (1)	804,438	(2)	0.6%
GP VII (1)	804,438	(2)	0.6%
Fund VIII (1)	9,549,168	(3)	7.0%
GP VIII (1)	9,549,168	(3)	7.0%
First Reserve Corporation (1)	10,355,906	(4)	7.6%
Fund IX	6,695,795	(5)	4.9%
GP IX (6)	6,695,795	(5)	4.9%
First Reserve GP IX, Inc. (6)	6,695,795	(5)	4.9%

Total for Reporting Persons	17,051,701		12.5%

     (1) GP VII is the general partner of Fund VII and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VII. GP VIII is the general partner of Fund VIII and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VIII. First Reserve Corporation, as the general partner of GP VII and GP VIII, may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund VII, Fund VIII, GP VII and GP VIII.

     (2) Fund VIII, GP VIII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

     (3) Fund VII, GP VII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

     (4) Consists of 10,353,606 shares of Common Stock held by First Reserve Corporation (through Fund VII, Fund VIII, GP VII and GP VIII) and 2,300 shares of restricted Common Stock issued to William E. Macaulay in his capacity as a director of the Company. First Reserve Corporation may be deemed to share dispositive and voting control over these shares. Each of Fund VII, Fund VIII, and Fund IX has an interest in a portion of the proceeds from the aforementioned shares of restricted Common Stock issued to William E. Macaulay in his capacity as a director of the Company. Other than that interest, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of all shares beneficially owned by First Reserve Corporation.

     (5) Fund VII, GP VII, Fund VIII, GP VIII, and First Reserve Corporation each disclaim beneficial ownership of such shares.

     (6) GP IX is the general partner of Fund IX and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund IX. First Reserve GP IX, Inc. as the general partner of GP IX may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund IX and GP IX. First Reserve Corporation is the investment advisor to Fund IX.

     (7) The listed percentages are based on the 136,257,951 shares of Common Stock outstanding as of October 31, 2004, as reported by the Company in its Rule 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on December 15, 2004.

     (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by them with their general partners, GP VII and GP VIII, respectively, each of whom, in turn, shares voting and dispositive power with its general partner, First Reserve Corporation. Fund IX shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by it with its general partner, GP IX, which, in turn, shares voting and dispositive power with its general partner, GP IX, Inc.

     (c) During the past 60 days, the following transactions were effected:

		Number of Shares
Reporting Person	Date of Sale	Sold	Price per Share	Transaction
Fund VII	December 21, 2004	34,036	$20.0441	Sale of common stock
Fund VIII	December 21, 2004	404,041	$20.0441	Sale of common stock
Fund IX	December 21, 2004	283,323	$20.0441	Sale of common stock
Fund VII	December 22, 2004	6,968	$20.0404	Sale of common stock
Fund VIII	December 22, 2004	82,724	$20.0404	Sale of common stock
Fund IX	December 22, 2004	58,008	$20.0404	Sale of common stock
Fund VII	December 23, 2004	7,681	$20.0400	Sale of common stock
Fund VIII	December 23, 2004	91,181	$20.0400	Sale of common stock
Fund IX	December 23, 2004	63,938	$20.0400	Sale of common stock
Fund VII	December 29, 2004	18,278	$20.0400	Sale of common stock
Fund VIII	December 29, 2004	216,975	$20.0400	Sale of common stock
Fund IX	December 29, 2004	152,147	$20.0400	Sale of common stock
Fund VII	December 30, 2004	944	$20.0000	Sale of common stock
Fund VIII	December 30, 2004	11,201	$20.0000	Sale of common stock
Fund IX	December 30, 2004	7,855	$20.0000	Sale of common stock
Total shares sold by Reporting Persons in past 60 days		1,439,300

     (d) To the best knowledge of each Reporting Person, except for the other Reporting Persons that share beneficial ownership of the shares held by such Reporting Person (as disclosed in this Item 5), no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following at the end of Item 6:

Joint Filing Agreement

     A Joint Filing Agreement dated January 3, 2005, by and between Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, First Reserve Corporation and First Reserve GP IX, Inc. has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

Item 7. Exhibits.

     Exhibit A Joint Filing Agreement dated January 3, 2005, by and between First Reserve Fund VII, Limited Partnership; First Reserve Fund VIII, L.P.; First Reserve Fund IX, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII, L.P.; First Reserve GP IX, L.P.; First Reserve Corporation and First Reserve GP IX, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: January 3, 2005.

FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

By: First Reserve GP VII, L.P., its General Partner

By:	First Reserve Corporation, its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE FUND VIII, L.P.

By: First Reserve GP VIII, L.P., its General Partner,

By:	First Reserve Corporation its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE FUND IX, L.P.

By: First Reserve GP IX, L.P., its General Partner,

By:	First Reserve GP IX, Inc., its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP VII, L.P.

By: First Reserve Corporation, its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP VIII, L.P.

By: First Reserve Corporation, its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP IX, L.P.

By: First Reserve GP IX, Inc., its General Partner

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE CORPORATION

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

FIRST RESERVE GP IX, INC.

By:	/s/ Thomas R. Denison

Name: Thomas R. Denison
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description
A	Joint Filing Agreement.